SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ADEPT TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

006854202

(CUSIP Number)

Martin M. Hale, Jr.

17 State Street, Suite 3230

New York, NY 10004

(212) 751-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 22,000 shares of Common Stock issuable upon exercise of options*
	8	SHARED VOTING POWER 1,321,700 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 22,000 shares of Common Stock issuable upon exercise of options*
	10	SHARED DISPOSITIVE POWER 1,321,700 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,321,700 shares of Common Stock 22,000 shares of Common Stock issuable upon exercise of options*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

* Director stock options held by the Reporting Person for the benefit of HCP-ROBO, LLC.

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,321,700 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,321,700 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,321,700 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,321,700 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,321,700 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,321,700 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON HCP-ROBO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,321,700 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,321,700 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,321,700 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed by the Reporting Persons on September 26, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on February 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on March 4, 2014 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on March 11, 2014 (“Amendment No. 3” and together with this Amendment No. 4, the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adept Technology, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 amends Items 5, 6 and 7 of the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

See rows (11) and (13) of the cover pages to this Amendment No. 4 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the Common Stock outstanding reported in this Amendment No. 4 are calculated based upon an aggregate of approximately 14,600,000 shares of Common Stock outstanding as of August 15, 2015 as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015, filed by the Issuer on August 31, 2015.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 4 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions were effected by the Reporting Persons in the shares of Common Stock during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On September 16, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with OMRON Corporation, Omron Management Center of America, Inc. (“Acquisition Parent”) and Hoffman Acquisition Corp. (“Acquisition Corp”). Pursuant to the Merger Agreement, and upon the terms and conditions thereof, Acquisition Corp agreed to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock for a purchase price of $13.00 per share. Following the consummation of the Offer, Acquisition Corp will be merged with and into the Issuer and become a wholly-owned subsidiary of Acquisition Parent.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into that certain Tender and Support Agreement (the “Support Agreement”) with Acquisition Parent and Acquisition Corp. Subject to the terms of the Support Agreement, unless the Merger Agreement has been validly terminated in accordance with its terms, the Reporting Persons agreed to accept the Offer and to cause any shares of Common Stock held by them to be tendered in the Offer. Except as provided in the Support Agreement, the Reporting Persons have agreed not to, among other things, transfer, sell, pledge or otherwise dispose of, or accept any tender or exchange offer with respect to, the shares of Common Stock held by them, in each case, until the Termination Date (as defined in the Support Agreement).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement filed as Exhibit 6 to this Amendment No. 4.

Item 7.	Materials to be filed as Exhibits

Item 7 of the Schedule 13D is amended by the addition of the following:

The following exhibit is incorporated into this Schedule 13D:

Exhibit 6       Tender and Support Agreement, dated as of September 16, 2015, among the Issuer, Acquisition Corp and Acquisition Parent.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2015

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as the sole member of HCP-ROBO, LLC

By: Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer